NEWS RELEASE
TSX Venture Exchange Symbol: SNV	September 25th, 2006

SONIC ANNOUNCES $5 MILLION FINANCING

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced that it has entered into a letter agreement to conduct a $5 million financing. Net proceeds of the financing will be used to expand commercial environmental remediation operations, including capital for plant and equipment; to accelerate the development of applications of Sonic’s core technology in the oil sands sector; and for working capital.

Under the terms of the financing, Sonic has agreed to sell up to 7,692,400 Special Warrants, on a private placement basis, at a price of $0.65 per Special Warrant through a syndicate of agents. In addition, the agents will have an over-subscription option to increase the number of Special Warrants sold by an additional 3,077,000 Special Warrants.

Each Special Warrant will be exercisable to acquire, for no additional consideration, one common share and one-half common share purchase warrant. Each common share purchase warrant will entitle the holder to purchase one common share at a price of $0.80 per common share for 24 months from the closing date. The agents will receive an aggregate 7.5% cash commission and broker warrants to purchase common shares equal to 7.5% of the Special Warrants sold under the offering. The broker warrants will be exercisable at a price of $0.80 per share for 24 months from the closing date.

Sonic has agreed to use its best efforts to file and obtain a receipt for a prospectus to qualify the distribution of the common shares and warrants underlying the Special Warrants as soon as possible, and if the prospectus has not been cleared by the applicable securities regulatory authorities by December 15, 2006, then the Special Warrants will entitle the holders to acquire 1.1 common shares and 0.55 of one warrant on exercise of each Special Warrant. The Special Warrants will automatically be exercised on the date that is the earlier of (a) one business day after the date the receipts for the prospectus have been issued by the applicable securities regulatory authorities and (b) the date that is four months and one day after the closing of the offering.

Closing is expected to occur in October, 2006. The private placement is subject to acceptance for filing with the TSX Venture Exchange and all other necessary approvals. The securities issued in connection with the private placement will be subject to a four month hold period under Canadian securities laws, unless receipts have been issued for the prospectus qualifying the distribution of the common shares and common share purchase warrants issuable upon the exercise of the Special Warrants prior to the expiry of the four month and one day period.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.

About Sonic
Sonic develops and markets industrial and environmental processes utilizing the Company’s patented sonic generator. These Sonoprocess™ solutions represent the world’s only large scale use of sonic energy in process industries. Sonic’s Environmental Remediation Division markets remediation services utilizing both our Sonoprocess™ technology for the chemical destruction of Persistent Organic Pollutants (POP) and the Terra-Kleen solvent extraction process for the removal of POP contamination. Sonic is developing further proprietary Sonoprocess™ applications to better meet the needs of major process industries such as the oil sands sector.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

This notice is issued pursuant to Rule 135c under the Securities Act and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale, would be unlawful prior to the registration or qualification under the securities laws of any such state.

For further information, please contact:
Cathy Hume, CEO
CHF Investor Relations      Tel: (416) 868-1079 ext. 231      Fax: (416) 868-6198      Email: cathy@chfir.com